Exhibit 21.1

List of Subsidiaries of Registrant

Name	Jurisdiction of Incorporation or Organization
GBS (APAC) Pty Ltd.	New South Wales, Australia
GBS Operations Inc.	Delaware
Intelligent Fingerprinting Limited	England and Wales